Exhibit 2.1

Share Purchase Agreement

for the sale and purchase of shares in

Enhanced Well Technologies Group AS

between

the Sellers listed in Appendix 1

(as Sellers)

and

Expro Holdings UK 3 Limited

(as Buyer)

4 May 2026

1	DEFINITIONS	3
2	SALE AND PURCHASE OF THE SHARES	9
3	CONSIDERATION	9
4	NO LEAKAGE	12
5	PRE-CLOSING UNDERTAKINGS	12
6	CLOSING CONDITIONS	14
7	CLOSING	16
8	BUYER'S WARRANTIES AND COMPENSATION BY THE BUYER	17
9	SELLERS' WARRANTIES	18
10	WARRANTY CLAIMS, SELLER'S LIABILITY AND CONDUCT OF CLAIMS	18
11	BUYER'S COVENANT	22
12	POST-CLOSING OBLIGATIONS	23
13	SELLERS' REPRESENTATIVE	24
14	ANNOUNCEMENTS AND CONFIDENTIALITY	25
15	GENERAL	26
16	GOVERNING LAW AND DISPUTE RESOLUTION	28

Appendix 1 Sellers	30
Appendix 2 Subsidiaries	31
Appendix 3 Locked Box Accounts
Appendix 4 Buyer's warranties	33
Appendix 5 Sellers' Warranties	34
Appendix 6 Form of Bring-Down of Disclosures Letter
Appendix 7 Material Agreements
Appendix 8 W&I Insurance
Appendix 9 Data Room Content – index extract
Appendix 10 Proprietary IPR

This share purchase agreement is entered into on the date set out on its front-page (the "Agreement Date") between:

(1)	The Persons listed as sellers in Appendix 1, (collectively the "Sellers" and each a "Seller"); and

(2)

Expro Holdings UK 3 Limited, a private limited liability company incorporated under the laws of England and Wales with registered number 06492082 and its registered address at Second Floor, Davidson House, Forbury Square, Reading, Berkshire, RG1 3EU, UK (the "Buyer").

BACKGROUND

(A)

The Sellers own the Shares (as defined in clause 1.56) in Enhanced Well Technologies Group AS, a Norwegian private limited liability company with registered address at c/o Enhanced Drilling Holding AS, Smålonane 16, 5353 Straume, Norway, and organisation number 922 585 881 (the "Company").

(B)

The Company is the parent company of the Group, which is a specialist provider of drilling technology and services to the offshore oil and gas industries, offering risk-reduction technologies and environmentally beneficial systems designed to create cost-effective solutions for the offshore industry's most significant drilling challenges.

(C)	The Buyer wishes to acquire from the Sellers, and the Sellers wish to sell to the Buyer, the Shares, on the terms and conditions of this Agreement.

(D)

In connection with the entry into of this Agreement, the parent company of the Buyer, Expro Group Holdings N.V. has provided a parent company guarantee for the Buyer's due fulfilment of its obligations hereunder.

On this background, it is agreed as follows:

1	DEFINITIONS

In addition to definitions set out elsewhere in this Agreement, the following definitions shall apply to capitalized terms used herein:

1.1

Accounting Principles means, for each Group Company, the generally accepted accounting principles in the jurisdiction of the relevant Group Company as consistently applied (in accordance with such accounting principles) by the respective Group Company for its annual accounts for 2025, and, for the Company in preparing the consolidated annual accounts, simplified IFRS (as at each year, consistently applied if not subject to regulatory change).

1.2	Accounts means the audited annual accounts of each Group Company and the audited consolidated annual accounts of the Group for the financial years 2023 - 2024.

1.3	Additional Amount is defined in clause 3.1.1(b).

1.4	Agreement means this share sale and purchase agreement and the appendices attached hereto.

1.5	Agreement Date is defined in the introductory section of this Agreement.

1.6

Affiliate means, in respect of any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with the specified Person.

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For the purposes of this definition, control means, in respect of any Person: (a) owning so many shares or interests that they represent the majority of the votes in such Person, or (b) through contract or otherwise, having the right to elect or remove a majority of the members of the board of directors or similar governing body of such Person. The terms "controls", "controlled by" or "under common control with" have correlative meanings.

No Group Company shall be considered an Affiliate of any Seller or any of such Seller's Affiliates.

Each Group Company shall be considered an Affiliate of the Buyer after Closing.

1.7

Applicable Law means, with respect to any Person, any law, regulation, directive, legal principle, ruling or other requirement of a Governmental Body in any jurisdiction that is binding upon or applicable to such Person.

1.8	Base Amount is defined in clause 3.1.1(a).

1.9

Bring-down of Disclosures Letter means a bring-down of disclosures letter in the form attached hereto in Appendix 7, and dated as of the Closing Date, containing of the review of the Sellers' Warranties to be made by the Sellers pursuant to clause 5.2.

1.10	Buyer is defined in the introductory section of this Agreement.

1.11	Buyer's Deal team means Tulio Scacciati, Joerg Gruber, Erick Mota and Tomas Lorant.

1.12	Buyer's Warranties means the warranties of the Buyer set out in Appendix 4 (Buyer's Warranties).

1.13	Business Day means a day (excluding Saturdays and Sundays) on which clearing banks are open for non-automatic business in Norway (excluding internet banking).

1.14

Claim means any claim (for the avoidance of doubt, excluding any Warranty Claim or claim for Leakage) made by the Buyer towards any Seller under or for breach of this Agreement in accordance with clause 10.1.1.

1.15	Claim Notice is defined in clause 10.3.2 (a).

1.16	Closing means the consummation of the Transaction in accordance with clause 7.

1.17	Closing Conditions means the conditions for the Parties' respective obligation to complete the Transaction as set out in clause 6.

1.18	Closing Date means the date on which Closing actually takes place.

1.19	Closing Schedule is defined in clause 3.2.

1.20	Company is defined in recital (A) to this Agreement.

1.21

Data Room means the virtual data room established in connection with the Transaction and opened for the Buyer and its advisors from 24 April 2026 until 4 May 2026 at 12:00 noon CET, containing such documents and information as specified in the download link provided by or on behalf of the Sellers to the Buyer or its advisers on or around the Agreement Date, the content of which is listed in the data room index extract attached hereto as Appendix 10.

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1.22	DNB Debt means the debt owed under:

(a)

the senior facilities agreement entered into with DNB Bank ASA (as lender, agent and security agent) and DNB Livsforsikring AS (as acceding lender), originally dated 12 July 2019, as amended and restated; and

(b)	the multicurrency overdraft facility agreement with DNB Bank ASA dated 30 April 2024.

1.23	Disclosed Information means the entire contents of the Data Room, including any information made available through the Q&A facility within the Data Room.

1.24

Encumbrance means any encumbrance, mortgage, lien, charge, pledge or other security interest, pre-emptive right, right of first refusal, option agreement or other agreement with similar effect or similar interest.

1.25	Escrow Agent is defined in clause 3.3.5.

1.26

Fairly Disclosed means any information, fact, event, occurrence or other matter disclosed in writing in the Disclosed Information in such manner and detail that would enable a sophisticated and experienced buyer advised by professional advisors to identify and make a reasonably informed assessment of the nature, scope and potential consequences thereof in each case without the need to draw conclusions from several unrelated documents or materials.

1.27	Fundamental Warranties means the Sellers' Warranties set out in paragraphs 1 (Legal Status and Corporate Power), 2 (No Conflict) and 3 (The Shares and the Shares of the Subsidiaries) of Appendix 5.

1.28

Governmental Body means any governmental (national or municipal) body, and any multinational organization or body, exercising or entitled to exercise administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

1.29	Group or Group Companies means the group comprised by the Company and the Subsidiaries and Group Company means any one of them.

1.30	Havn means Havn Capital Fund I AS, a Norwegian private limited liability company with registered number 930 154 814.

1.31	Holdback Amount means NOK 20,000,000.

1.32	IKM means IKM Gruppen AS, a Norwegian private limited liability company with registered number 912 605 302.

1.33

IPR means intellectual property rights of any kind, whether registered or not, without limitations, patents, inventions, copyrights, publishing rights, trademarks, logos, trade names, firm names, product names, service marks, domain names, trade secrets, design rights, algorithms, data bases, software, source code and rights to know how.

1.34	Key Employees means the following employees of the Group:

Key Employee	Position
Kjetil Lunde	CEO
Lars Halvorsen	COO
Tom Hasler	CCO Business Development
Harald Hufthammer	VP Technology & Reliability
Per Christian Stenshorne	VP Innovation
Bernt Eikemo	VP Sales & Marketing

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1.35

Leakage means any payment or transfer of value made, agreed, undertaken, committed to, resolved, arranged for or accrued by a Group Company to or for the benefit of any Seller or any of its Affiliates, including:

(a)	any assets or rights transferred or surrendered;

(b)	any dividend or other distribution declared, paid or made;

(c)	any redemption, repurchase or return of share capital;

(d)

any liability incurred or any obligation (actual or contingent) assumed, including by the giving of any indemnity, security or guarantee to or in respect of the obligations or liabilities of any Seller or any of its Affiliates;

(e)	any waiver or deferral of any right to any amount owed from, or any other claim against or other liability of, any Seller or any of its Affiliates;

(f)	any Transaction Costs;

(g)	any agreement, undertaking, commitment, resolution, arrangement for or accrual of any obligation to do any of the matters referred to in sub-clauses (a) - (f) above; and

(h)	any Tax, fee, costs or expenses triggered or incurred by a Group Company as a result of the above,

but does not include any Permitted Leakage.

1.36	Locked Box Accounts means the audited 2025 consolidated annual accounts of the Group Companies as per the Locked Box Date included in Appendix 3.

1.37	Locked Box Date means 31 December 2025.

1.38	Long Stop Date means 30 November 2026.

1.39	Loss means any reasonably foreseeable loss, liability, damage, cost or expense;

1.40	Material Agreements means the agreements listed in Appendix 8.

1.41	MIP Debt means the debt owed from EWTG MIP to the Company pursuant to the loan facility agreement dated 15 September 2021, in such amount as is outstanding as per the Closing Date.

1.42	NPLCA means the Norwegian Private Limited Liability Companies Act of 1997 (Norwegian: aksjeloven), as in force at the Agreement Date.

1.43	NRBE means the Norwegian Register of Business Enterprises (Norwegian: Brønnøysundregistrene)

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1.44	Ordinary Course means the ordinary course of business consistent with past custom and practice.

1.45	Parties or Party means the Buyer and the Sellers jointly, and Party means any one of them.

1.46	Permitted Leakage means:

(a)

any payment of salaries, accrued bonuses, benefits, board fees or other remuneration (including reasonably incurred costs or expenses) that are not Transaction Costs to any employee, board member, officer or consultant of any Group Company pursuant to their current agreements with or any resolutions by such Group Company to the extent such agreements or resolutions have been Fairly Disclosed;

(b)	any payment of any liability recognized, accrued or reserved for in the Locked Box Accounts;

(c)

any transactions, including any payment or other transfer of value, and any liability, cost or expense incurred, waived or deferred, (i) under the commercial agreements and arrangements with Sellers and their Affiliates pursuant to the terms disclosed in sub-folder 1.4.7 under “Enhanced Well Technology Group AS” in the “Legal” folder of the Data Room or sub-folder 6.2.2 under “Enhanced Drilling AS” in the “Legal” folder of the “clean” version of the Data Room or otherwise in the Ordinary Course and as Fairly Disclosed, (ii) at the written request of the Buyer identifying such matter as “Permitted Leakage” or (iii) specifically required by this Agreement;

(in all cases including any Tax payable thereon); and

(d)	any agreement, undertaking or commitment to do any of the matters referred to in sub-clause (a) - (c) above.

1.47	Person means any individual, firm, company, corporation, partnership or other entity having legal personality or any Governmental Body, including the successors of any such person.

1.48	Proprietary IPR means the IPR set out in Appendix 11.

1.49	Purchase Price is defined in clause 3.1.1.

1.50	Regulatory Clearance is defined in clause 6.1.1.

1.51	Sellers is defined in the introductory section of this Agreement.

1.52	Sellers' Bank Account means the bank account to be notified to the Buyer in the Closing Schedule in accordance with clause 3.2.

1.53

Sellers' Knowledge means the actual knowledge of any of Martyn James Fear (chair of the board), Greg Herrera (board member), Kjell Erik Jacobsen (board member), Erling Meinich-Bache (board member), Tom Charles Atkins (board member), Bilal Ahmad (board member), Kjetil Lunde (CEO), Lars Halvorsen (COO), Tom Hasler (CCO Business Development), Harald Hufthammer (VP Technology & Reliability), Per Christian Stenshorne (VP Innovation) or Bernt Eikemo (VP Sales & Marketing) as at the Agreement Date, and, in respect of the Sellers' Warranties given at the Closing Date, as at the date of the Bring-Down of Disclosures Letter.

1.54	Sellers' Representative means Greg Herrera, Havn Capital.

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1.55	Sellers' Warranties means the warranties of the Sellers set out in Appendix 5 (Sellers' Warranties).

1.56	Shares means the aggregate of number shares in the Company, with each Seller holding the number of shares set out in Appendix 1.

1.57	Subsidiaries means the companies listed in Appendix 2, and Subsidiary means any one of them.

1.58	SVBV means Shell Ventures B.V, a private limited liability company with registered number 27192071.

1.59

Tax or Taxation means any form of taxation, levy, duty, charge, withholding or impost of whatever nature (including any related fine or other penalty, interest and other additions that become imposed or payable by operation of any applicable law, statute, rule or regulation or any Governmental Body) imposed, collected or assessed by a competent Governmental Body including any property and income tax, value added tax (VAT), stamp, export and import duty, customs, special duty, document duty, environmental tax and employment and social security tax.

1.60	Third Party Claim is defined in clause 10.7.

1.61	Title and Capacity Warranties means the Sellers' Warranties set out in paragraphs 1.2 (Legal Status and Corporate Power) and 3 (The Shares) of Appendix 5.

1.62	Title and Capacity Warranty Claim means a claim made by the Buyer for breach of any Title and Capacity Warranty.

1.63	Transaction means the sale and purchase of the Shares as contemplated by this Agreement.

1.64	Transaction Costs means any amount of:

(a)

fees, expenses or liabilities paid or incurred by a Group Company to any professional advisor, broker or consultant for the benefit of any Seller or any of its Affiliates in connection with and on account of the Transaction (excluding any Taxes payable in respect of such fees and expenses recoverable under Applicable Law by any Group Company or the Buyer); and

(b)

any remuneration or bonus paid or payable by a Group Company to current or former employees, board members or officers of any Seller or any of its Affiliates or the Group Companies in connection with and on account of the Transaction (excluding any ordinary overtime payment to employees), together with the amount of any applicable Tax and vacation pay on such amounts.

1.65	TSFVL means Transocean Sedco Forex Ventures Limited, a limited liability company with registered number 96230.

1.66	Warranty Claim means a claim made by the Buyer for breach of any of the Sellers' Warranties.

1.67	W&I Insurance means the insurance policy attached hereto in Appendix 9.

1.68	W&I Insurance Provider means Euclid Transactional UK Limited.

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2	SALE AND PURCHASE OF THE SHARES

2.1

On the terms and subject to the conditions of this Agreement, each Seller shall sell and transfer its Shares to the Buyer and the Buyer shall purchase the Shares from the Sellers, free and clear of any Encumbrances at Closing.

2.2	Save as otherwise set out in this Agreement, each Seller shall have the right to exercise all rights attaching to its Shares, including the rights to vote the Shares, until Closing.

3	CONSIDERATION

3.1	The Purchase Price

3.1.1	The Purchase Price for the Shares (the "Purchase Price") shall equal the sum of:

(a)	NOK 2,000,000,000 (Norwegian kroner two billion) (the "Base Amount");

(b)

plus a locked box interest rate of 5% per annum on the Base Amount, prorated per calendar day from and including the Locked Box Date to and including the Closing Date less a fixed amount of NOK 10,000,000 (the "Additional Amount");

(c)	less any Leakage known as per the Closing Date.

3.1.2

The Company's ownership interest in EWTG MIP AS shall be disregarded when calculating each Seller's entitlement to the Purchase Price, and the allocation of any such amount which the Company is indirectly entitled to, shall be allocated pro-rata among the Sellers (indirect Sellers in case of EWTG MIP AS) shareholders as set out in the Closing Schedule.

3.1.3	The Sellers shall prepare and provide the Buyer with their calculation of the Purchase Price in accordance with clause 3.2.1.

3.1.4	The Purchase Price shall be settled at Closing in accordance with clause 7.3.1(b).

3.1.5

Any amounts payable by the Buyer to the Sellers shall be paid in cash by wire transfer to the Sellers’ Bank Account, which shall be good discharge to the Buyer of its obligation to pay such sum(s) and it shall not be concerned to see the distribution of any such sum(s) amongst the Sellers.

3.2	Closing Schedule

3.2.1	No later than five (5) Business Days prior to the Closing Date, the Sellers shall prepare and deliver to the Buyer a schedule (the "Closing Schedule") setting out:

(a)

the Purchase Price, including a specification of the Base Amount and the Additional Amount calculated in accordance with clause 3.1.1(b), less the amount of the Sellers’ cost coverage for W&I in accordance with clause 10.2.4;

(b)

the total outstanding amount owed by the Group Companies to DNB as of the Closing Date under the DNB Debt (including a specification of which loan facility each outstanding amount relates to, the outstanding principals, the relevant accrued interest up to and including the Closing Date and any prepayment fees, break fees or similar cancellation costs which for the avoidance of doubt the Buyer shall be liable for and not have any effect on the Purchase Price) and specification of the bank account(s) to which the outstanding debt shall be paid in accordance with clause 7.3.1(b);

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(c)	the details of the Sellers’ Bank Account; and

(d)	the details of any Leakage known as at the date of the Closing Schedule.

3.3	Holdback Amount

3.3.1	The Parties agree that the Holdback Amount shall be held back from the Purchase Price payable at Closing in accordance with clause 7.3.1(b) and secure the claims set out in this clause 3.3.

3.3.2	The Sellers shall, subject to the limitations of this clause 3.3, fully compensate the Buyer for any Loss suffered by the Buyer or any Group Company as a result of:

(a)

any claims, liabilities, costs, expenses or damages resulting from, incurred in connection with or imposed on Enhanced Drilling Inc. due to its involvement (directly or indirectly) in claims from or legal proceedings commenced by Chad Beck in relation to injuries sustained by him, including without limitation any uninsured legal costs incurred after the Locked Box Date (the "Beck Matter"); and

(b)

any claims, liabilities, costs, expenses or damages resulting from or incurred in connection with any administrative fines being imposed by the Norwegian Labour Inspection Authority due to breach by any Group Company of Applicable Law relating to use of overtime prior to the Closing Date (the "Employment Matter").

3.3.3

To bring any claim under clause 3.3.2, the Buyer shall give written notice to the Sellers’ Representative of such claim in writing, specifying the factual basis for the claim in reasonable detail and the estimated amount of the Loss, no later than 30 June 2027 (for the purpose of this clause 3.3, the "Holdback Claims Deadline") (subject to clause 3.3.6(d) below).

3.3.4

The maximum amount the Buyer shall be entitled to recover in respect of claims pursuant to clause 3.3.2, and the sole source of recovery for any such claim, shall be the Holdback Amount, allocated NOK 18,000,000 to the Beck Matter and NOK 2,000,000 to the Employment Matter. For the avoidance of doubt, if and when the Holdback Amount (or the remaining part thereof) has been released to the Sellers, the Buyer shall have no further claim pursuant to this clause 3.3.

3.3.5

The Holdback Amount shall be deposited with an independent escrow agent to be jointly agreed between the Parties in good faith as soon as practicable following the Agreement Date (the "Escrow Agent"). The Parties and the Escrow Agent shall enter into an escrow agreement on customary terms as soon as reasonably practicable following appointment of the Escrow Agent. The Escrow Agent shall only release the Holdback Amount or any part thereof upon receipt of a joint instruction from the Partiers or an unappealable decision by a court or arbitration panel. The Holdback Amount while held on deposit with the Escrow Agent shall accrue a market interest rate for the account of the Sellers.

3.3.6	The Parties shall promptly submit a joint instruction to the Escrow Agent to release the Holdback Amount (or relevant part thereof) in the following instances:

(a)

when a claim under clause 3.3.2 has been accepted by the Sellers or finally resolved by unappealable decision by a court or arbitration panel, the Holdback Amount (or relevant part thereof) shall be released to the Buyer;

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(b)

if no claim shall have been made by the Buyer against the Sellers within the Holdback Claims Deadline, which is still pending, any remaining part of the Holdback Amount shall be released to the Sellers;

(c)

if, following the expiry of the Holdback Claims Deadline, any claim having been made pursuant to clause 3.3.2 within the Holdback Claims Deadline which is still pending, the remaining part of the Holdback Amount (if any) less the amount reasonably deemed by the Buyer as sufficient to satisfy any such pending claim(s) shall be released to the Sellers; and

(d)

Notwithstanding the foregoing, the portion of the Holdback Amount allocated to the Beck Matter (NOK 18,000,000) less the amount of any claim pursuant to clause 3.3.2(a) existing at such time/or in the case of (ii) below less any retention amount or similar to compensate for full coverage, shall be released to the Sellers promptly upon the earliest to occur of: (i) an agreed settlement of the Beck Matter as regards any and all claims or courses of actions against a Group Company; (ii) written confirmation from the relevant insurance company of full coverage of any liabilities, costs, expenses or damages which have been incurred by a Group Company in relation to the Beck Matter at that time and may in the future be incurred in respect of any pending claim relating to the Beck Matter known at the relevant point in time; or (iii) a first instance court ruling allocating liability among the relevant parties (including Chad Beck, Enhanced Drilling Inc. and any other defendants and insurance companies, as applicable). If none of the events set out in (i) through (iii) above shall have occurred and no first instance court ruling shall have been rendered in respect of the Beck Matter by the Holdback Claims Deadline, the Holdback Claims Deadline shall, solely in respect of the Beck Matter, be automatically extended to the date falling five (5) Business Days after the date on which such first instance court ruling is rendered.

(e)

if any amount is deducted from the Holdback Amount in respect of pending claims pursuant to paragraph (c) above, the amount of the Holdback Amount remaining after deduction of all amounts due to the Buyer under this clause 3.3 shall be released to the Sellers acceptance of the claims or final resolution by unappealable decision by a court or arbitration panel.

3.3.7

The Buyer agrees to consider in good faith whether the Holdback Amount (or relevant part thereof) can be released to the Sellers prior to the Holdback Claims Deadline if it obtains assurances (e.g., by way of confirmed insurance coverage) satisfactory to it (in its absolute discretion) that the risk of any Loss secured by the Holdback Amount is eliminated, it being the Parties’ joint intention that the Holdback Amount shall not be withheld longer than necessary to protect the Buyer from said risks. The Parties shall in good faith discuss and explore whether any exposure under the Beck Matter or the Employment Matter could be made subject to affirmative coverage under the W&I Insurance, or a separate indemnity insurance, provided that any new or increased costs in connection therewith shall either be borne by the Sellers or deducted from the Holdback Amount.

3.3.8	The Parties agree that clause 10 of this Agreement shall apply mutatis mutandis to any claims made pursuant to this Clause 3.3, provided that;

(a)	clauses 10.3 (Notification of Claims and time limitations), 10.4 (Financial limitations) and 10.5.7 shall not apply in respect of any claim pursuant to this clause 3.3;

(b)

clauses 10.5.2(b) and 10.7 (Third Party Claims) shall apply in respect of any claim relating to the Beck Matter, but not for the Employment Matter – it being understood that the Sellers shall in any event be consulted and granted a reasonable opportunity to participate in the defence of any claim relating to the Employment Matter.

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(c)	the Buyer shall use all reasonable efforts to first exhaust any other available source of recourse as described in clause 10.5.6 before claiming against the Holdback Amount.

4	NO LEAKAGE

4.1

Each Seller (a) warrants and represents on the Agreement Date that no Leakage has occurred in the period from and excluding the Locked Box Date to and including the Agreement Date, and (b) undertakes to procure that no Leakage shall occur or be incurred in the period from and excluding the Agreement Date to and including the Closing Date.

4.2

The Sellers shall indemnify the Buyer in respect of any Leakage in breach of clause 4.1 that has not been repaid to the relevant Group Company or that is not set out in the Closing Schedule in accordance with clause 3.2.1. Notwithstanding anything to the contrary in this Agreement, the liability of the Sellers under this clause 4 shall be the Buyer's sole remedy against the Sellers in the event of any Leakage. For the avoidance of doubt, the liability of the Sellers pursuant to this clause 4 shall be several and not joint pursuant to clause 10.5.6 (Liability among Sellers).

4.3	No Claim for breach of this clause 4 can be made after the date that is twelve (12) months after the Closing Date.

5	PRE-CLOSING UNDERTAKINGS

5.1	Pre-Closing conduct

5.1.1	Each Seller shall from the Agreement Date until Closing, except as set out in clause 5.1.2, procure that each Group Company conducts its business in the Ordinary Course, and refrains from:

(a)	amending its articles of association or publicly registered information;

(b)	issuing new shares, options, warrants or other similar rights to acquire shares in the Company or any Group Company;

(c)	granting any Encumbrances over shares in any Group Company;

(d)	declaring, setting aside or paying any dividend, group contribution or other distribution with respect to its shares, or directly or indirectly redeeming or purchasing any of its shares;

(e)	acquiring or divesting any business or company, whether by merger or demerger, acquisition or divestment of shares or assets or any other means whatsoever;

(f)	making any capital expenditures or commitments exceeding an amount equal to NOK 2,000,000;

(g)	making any material changes to the compensation or benefits of its employees, except for annual salary adjustments in accordance with the negotiations of central unions;

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(h)	terminating or amending the terms of employment of any Key Employee;

(i)	selling, transferring, licensing or otherwise disposing of any material assets or IPR other than in the Ordinary Course;

(j)	terminating or allowing to lapse without extension any material insurance policies from which any Group Company benefits;

(k)	commencing, settling or taking significant steps in relation to material litigation or disputes (for the avoidance of doubt, including the Beck Matter);

(l)	entering into any new loan agreements, except for drawdown under existing credit lines;

(m)	terminating or amending the material terms of any Material Agreement;

(n)	changing its Accounting Principles, except to the extent required by operation of Applicable Law or the Accounting Principles; and

(o)	entering into any agreement, arrangement, resolution or commitment to do any of the above.

5.1.2	Clause 5.1.1 shall not apply to any action which is:

(a)	specifically required by a provision of this Agreement;

(b)	requested by the Buyer in writing;

(c)

approved by the Buyer in writing, such approval (i) not to be unreasonably withheld or conditioned (except in relation to the Beck Matter where approval to a settlement may be withheld in the Buyer’s absolute discretion in case such settlement is likely to involve a residual liability of the Group in excess of NOK 18,000,000), and (ii) to be considered given if the Buyer fails to respond to a request for approval within 10 Business Days following the date on which a written request for approval was sent by the Sellers to the Buyer;

(d)	required in order to minimise any adverse effect resulting from an emergency situation in which actions must be taken without undue delay; or

(e)	necessary in order for the Group Companies to comply with Applicable Law or with any of their obligations under any agreement, arrangement, undertaking, permit, license or similar Fairly Disclosed.

5.2	Bring-down of Disclosures

5.2.1

The Sellers' Representative shall carry out a review of the Sellers' Warranties with the individuals referred to in the definition of "Sellers' Knowledge" on the day prior to Closing, to identify any facts or circumstances that have arisen in the period between the Agreement Date and Closing which constitutes a breach of any of the Sellers' Warranties given at Closing. The purpose of the review is to fulfil the Buyer's information obligations vis-à-vis the W&I Insurance Provider. The results of such review shall be presented by the Sellers in the Bring-Down of Disclosures Letter at Closing in accordance with clause 7.2.1(c).

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5.3	Release Letter

5.3.1

The Sellers shall as soon as reasonable possible following the Agreement Date and at least five (5) Business Days prior to the Closing Date provide the Buyer with a release letter in a form to be agreed for the purpose of settlement of the DNB Debt and the release of any security granted in favour of DNB for the purpose of the DNB Debt conditional upon the Buyer's settlement of the DNB Debt pursuant to clause 7.3.1(b), signed by DNB Bank ASA.

5.4	Closing preparations

5.4.1

Between the Agreement Date and Closing, the Sellers shall, upon the Buyer’s request, cause the Group Companies to extend such cooperation and assistance as the Buyer may reasonably require in order to facilitate and prepare for the refinancing of the DNB Debt, potential buy-out of leased equipment at or shortly following Closing, planning of the Group’s insurance coverage and/or other practical arrangements required at or shortly following Closing, it being understood that any such cooperation and assistance can only be expected during normal business hours and to an extent that does not unduly interfere with management’s day-to-day tasks.

6	CLOSING CONDITIONS

6.1	Conditions for the benefit of both Parties

6.1.1

Each Party's obligation to complete the Transaction is conditional upon the receipt of all necessary regulatory approvals, consents or clearances that may be required for the change of ownership prior to completion (including competition clearances and foreign direct investment approvals), to the extent applicable (for the avoidance of doubt, not including any form of internal approvals or consents on the Sellers' or the Buyer's side) (collectively, "Regulatory Clearances").

6.2	Regulatory Clearances

6.2.1

The Buyer shall carry the entire risk related to Regulatory Clearances and shall at its own cost and expense be responsible for and use its reasonable efforts to ensure (subject to the other provisions of this clause 6.2) that all Regulatory Clearances are obtained as soon as possible after the Agreement Date and in any event before the Long Stop Date. For this purpose the Buyer shall:

(a)

as soon as reasonably practicable and within 20 Business Days following the Agreement Date, prepare and provide the Sellers' Representative with a final draft of the relevant regulatory notification(s) together with other documentation relevant for such notification(s) for the Sellers' Representative's consultation. Any comments that the Sellers' Representative may have to the notification(s) shall be submitted to the Buyer as promptly as possible in advance of the filing date for the application;

(b)	as soon as reasonably practicable and within 20 Business Days after the Agreement Date, file the relevant regulatory notification(s) with the applicable Governmental Body or bodies;

(c)	provide the applicable Governmental Body(ies) as promptly as possible with any information or document requested in connection with its or their assessment;

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(d)

keep the Sellers' Representative informed of the regulatory clearance process and its communication with the applicable governmental body or bodies, including providing the Sellers with copies of any written correspondence with such governmental body or bodies (redacted if appropriate where such correspondence contains sensitive or confidential information about the Buyer or its group), and facilitating participation by the Sellers' Representative and the Sellers' legal adviser in meetings and telephone conferences with such Governmental Body(ies), if so requested by the Sellers' Representative and not objected to by the relevant Governmental Body; and

(e)	if the Buyer becomes aware of any circumstances which may delay, prevent or in any other way affect any Regulatory Clearance, promptly inform the Sellers' Representative thereof.

6.2.2

The Buyer shall take, and cause its Affiliates to take, any and all reasonable actions necessary to obtain all such Regulatory Clearances as soon as reasonably practicable, including (without limitation) agreeing to any divestiture, hold-separate, behavioural commitment or other remedy with respect to the Company that any relevant applicable Governmental Body may require as a condition to clearance of the Transaction, provided that the Buyer shall not be obliged to divest or accept any commitment or other remedy with respect to the Buyer or any part of the existing Expro group.

6.2.3

The Sellers shall at their own cost make reasonable efforts to assist the Buyer with any documentation and information required by the Buyer to prepare and file the application(s) for Regulatory Clearances.

6.2.4

Clause 6.3.1 shall not be deemed to limit the Buyer's obligations pursuant to this clause 6.2. If the Buyer fails to obtain the Regulatory Clearances within the Long Stop Date, and provided that all other Closing Conditions of the Buyer have been satisfied or waived, the Sellers may by written notice to the Buyer unilaterally extend the Long Stop Date by one month at the time, for a maximum of three months.

6.3	Cooperation

6.3.1

Each Party shall use its reasonable efforts promptly to take or cause to be taken all actions necessary or advisable under Applicable Law to satisfy the Closing Conditions and otherwise to consummate and effect the Transaction on the terms of this Agreement within the Long Stop Date.

6.3.2	Each Party may for itself and in its sole discretion waive any of the Closing Conditions for its benefit set out in this clause 6.

6.4	Duty to notify

6.4.1

Until Closing, the Parties shall promptly upon becoming aware thereof notify each other of any circumstance or fact which results or could reasonably be expected to result in a breach of this Agreement.

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7	CLOSING

7.1	Time and place

7.1.1

Closing shall take place electronically on the fifth (5th) Business Day after all the Closing Conditions have been satisfied or waived, or on such other date and place as agreed in writing by the Parties.

7.2	The Sellers' obligations at Closing

7.2.1	At Closing, each Seller shall:

(a)	deliver to the Buyer evidence of the authority of the individual(s) completing this Agreement on behalf of such Seller;

(b)	deliver to the Buyer a copy of duly signed minutes from a board of directors meeting in the Company approving the transfer of the Shares to the Buyer;

(c)	deliver to the Buyer a copy of the Bring-Down of Disclosures Letter, duly executed;

(d)

deliver to the Buyer (i) a copy of the Company's shareholders' register showing that the Buyer has been registered as the owner of the Shares in accordance with the NPLCA Section 4-7 (1), free and clear of any Encumbrances, and (ii) procure that the Company issues a confirmation to the Buyer that the Buyer has been registered as the owner of the Shares in the shareholders' register of the Company in accordance with the NPLCA Section 4-10; and,

(e)

deliver to the Buyer a statement from the shareholder elected board members of the Company and the Group Companies confirming that they resign from the time of adjournment of the general meetings to be held in the Company and the Group Companies at or immediately following Closing pursuant to clause 7.3.1(g), and that they waive any right to any fees and other claims that they may have against the Company or the Group Companies in their capacity as board members at such time except for board remuneration fees for 2025.

7.3	The Buyer's obligations at Closing

7.3.1	At Closing, the Buyer shall:

(a)	deliver to the Seller evidence of the authority of the individual(s) completing this Agreement on behalf of the Buyer;

(b)

pay, or procure the payment on its behalf of, the Purchase Price less (i) the Holdback Amount, and (ii) the amount of the MIP Debt, to the Sellers’ Bank Account, with valuation date no later than the Closing Date, and deliver evidence of such payment to the Seller, which shall be good discharge to the Buyer of its obligation to pay the Purchase Price and it shall not be concerned to see the distribution of such amount amongst the Sellers;

(c)	pay the Holdback Amount to the Escrow Agent;

(d)	on behalf of the Group Companies pay, or cause to be paid, the DNB Debt;

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(e)

on behalf of EWTG MIP AS settle the MIP Debt or declare that the debtor position of the MIP Debt is assumed by the Purchaser – in each case resulting in full and final release of EWTG MIP AS of its obligation to repay the MIP Debt;

(f)

make all deliveries to the W&I Insurance Provider as required under the W&I Insurance and, unless already paid in full prior to Closing, pay the insurance premium and associated costs to be paid by the Buyer in respect of the W&I Insurance;

(g)

upon having become the registered owner of the Shares, hold an extraordinary general meeting in each Group Company to i) replace all of the shareholder elected board members and ii) discharge, to the fullest extent permissible under Applicable Law, all past and present board members from any liability towards the Group Companies; and

(h)

upon the adjournment of the general meetings referred to in sub-clause (g) above deliver a confirmation from each Group Company to the Sellers and for the benefit of the board members of the Group Companies that they waive all and any claims against the board members of the Group Companies related to acts, facts or circumstances which have occurred prior to Closing.

7.4	Adjournment of Closing

7.4.1

All actions, deliveries and proceedings to take place at Closing as set out in clauses 7.2 and 7.3 shall be deemed to take place simultaneously (to the extent practically possible), and shall be mutually conditional upon each other. Each Party may (in addition to and without prejudice to all other rights and remedies available to it) revoke any actions, deliveries and proceedings taken by it under clauses 7.2 and 7.3 (as applicable), and demand reversal of the same until the other Party has performed all of its obligations thereunder.

7.4.2

Upon adjournment of Closing, the Parties shall sign a closing memorandum evidencing that all Closing Conditions have been satisfied or waived (in accordance with clause 6.3.2) and that Closing has taken place in accordance with this Agreement.

7.5	Post-Closing actions

7.5.1	The Buyer shall without undue delay following Closing ensure that the resigning shareholder elected board members are deregistered as members of the board of the Group Companies with the NRBE.

8	BUYER'S WARRANTIES AND COMPENSATION BY THE BUYER

8.1

The Buyer represents and warrants to the Seller that each of the Buyer's Warranties are true, accurate and not misleading as at the Agreement Date and as at Closing (unless otherwise is set out in the individual warranty).

8.2

The Buyer shall compensate the Seller for any Loss which the Seller suffers due to a breach of the Buyer's Warranties or as a result of any covenant or other obligation of the Buyer contained in this Agreement.

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9	SELLERS' WARRANTIES

9.1

Each Seller represents and warrants to the Buyer that each of the Sellers' Warranties are true, accurate and not misleading as at the Agreement Date and as at the Closing Date respectively (unless otherwise is set out in the individual warranty).

9.2	Except for the Sellers' Warranties, no Seller makes any express or implied warranty or representation in respect of the Shares, the Group or its liabilities, business or assets.

9.3

Breach of the Sellers' Warranties shall constitute the only valid basis for any claims of whatever nature from the Buyer related to the condition of the Shares or the Group Companies, or their liabilities, assets or operation, including their legal, financial, commercial or technical state or situation, save with respect to any breach by the Seller of any specific covenant or undertaking under this Agreement. The Buyer may not make any claims against any Seller on the basis of the principles of defectiveness in the background law (Norwegian: bakgrunnsrettens regler om mangler), including the Norwegian Act on Sale of Goods no. 27/1988 (Norwegian: lov nr. 27/1988, kjøpsloven).

10	WARRANTY CLAIMS, SELLER'S LIABILITY AND CONDUCT OF CLAIMS

10.1	Compensation by the Seller

10.1.1

Subject to the provisions and limitations set out in this clause 10, each Seller shall compensate the Buyer for any Loss which the Buyer and/or any Group Company suffers due to a breach of any covenant or other obligation of such Seller contained in this Agreement.

10.1.2

When calculating a Loss arising from a Claim, any savings by (or net benefit to) the Buyer or any Group Company resulting from the facts, matters, event or circumstances giving rise to that Claim shall be taken into account, including any reduced Taxation on the Buyer or any Group Company resulting from such facts, matters, event, circumstances or Loss.

10.2	W&I Insurance

10.2.1	The Buyer confirms that it has entered into, or prior to Closing will enter into, the W&I Insurance with the W&I Insurance Provider which:

(a)	subject to the terms of the W&I Insurance, will cover any loss arising from a Warranty Claim; and

(b)

will exclude any right of subrogation or recourse (Norwegian: regressrett) from the W&I Insurance Provider against any Seller, save for in the event of fraud on the part of such Seller, and in such case only against such Seller acting fraudulently.

10.2.2

Any Warranty Claims shall be made against the W&I Insurance Provider under the W&I Insurance, and the Buyer has no right to make any Warranty Claim towards any Seller, regardless of whether (i) the facts, matters, event or circumstances giving rise to that Warranty Claim occurred in the period between the Agreement Date and Closing, or (ii) the Warranty Claim is excluded from coverage under the W&I Insurance.

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10.2.3	Notwithstanding clause 10.2.2, the Buyer may make a Title and Capacity Warranty Claim against the relevant Seller, provided that,

(a)	the Buyer shall be obligated to primarily seek compensation under the W&I Insurance before making a Title and Capacity Warranty Claim against a Seller; and

(b)

the Buyer shall only have the right to make a Title and Capacity Warranty Claim against the relevant Seller if and to the extent such Title and Capacity Warranty Claim has not been fully compensated under the W&I Insurance and the Buyer's right to receive compensation has been exhausted; and then only for the excess amount not so compensated under the W&I Insurance.

10.2.4

The costs for the W&I Insurance shall be borne by the Buyer, provided however that the Sellers shall reimburse the Buyer for 50% of such documented costs, limited upwards to an aggregate amount of NOK 2,000,000 (Norwegian kroner two million), payable at Closing. The final underwriting of the W&I Insurance, the failure to satisfy or fulfil any condition, clause or provision of the W&I Insurance (including payment of fees and other costs of the W&I Insurance) or the termination, expiration or invalidity of the W&I Insurance (for any reason, including failure by the W&I Insurance Provider to fulfil its obligations under the W&I Insurance due to insolvency or similar) shall not give rise to any liability of any Seller to the Buyer for breach of any of the Sellers' Warranties.

10.2.5	If there is any conflict or other inconsistency between this clause 10.2 and any other provision of this Agreement, this clause 10.2 shall prevail.

10.3	Notification of Claims and time limitations

10.3.1	The time limitations with respect to Warranty Claims are set out in the W&I Insurance.

10.3.2	With respect to any Claim, the following shall apply:

(a)

The relevant Seller is not liable for any Claim unless the Buyer has notified such Seller (such notification, a "Claim Notice") of the Claim within forty-five (45) Business Days after the date when the Buyer became aware, or, in respect of other Claims than Claims for breach of clause 12.2 (Non-competition) or 12.3 (Non-solicitation of employees), should have become aware, of the facts, matters, event or circumstances underlying the Claim. The Claim Notice shall include a specification of the relevant facts, matters, event or circumstances giving rise to that Claim and the amount or an estimate of the Loss incurred or suffered.

(b)

The relevant Seller is not liable for any Title and Capacity Warranty Claim pursuant to clause 10.2.3, if the Buyer has not given a Claim Notice in accordance with clause 10.3.2 (a) above, within the date that is three (3) years after the Closing Date; and

(c)	The relevant Seller is not liable for any other Claim, if the Buyer has not given a Claim Notice in accordance with clause 10.3.2 (a) within the date that is twelve (12) months after the Closing Date.

10.4	Financial limitations

10.4.1	The financial limitations with respect to any Warranty Claim, including de minimis, retention and total liability cap, is set out in the W&I Insurance.

10.4.2	Each Seller's aggregate liability in respect of all Claims made under the Agreement shall in no circumstances exceed such Seller's pro rata share of the Purchase Price.

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10.5	Specific limitations

10.5.1

No Seller shall have any liability in respect of any Claim if (and to the extent that) the facts, matters, event or circumstances giving rise to that Claim are remediable and are remedied by or at the expense of the relevant Seller to the reasonable satisfaction of the Buyer within 25 Business Days following the Seller’s receipt of notice of the Claim.

10.5.2	No Seller is liable in respect of a Claim to the extent that the Loss arising from the Claim would not have arisen but for, or is increased directly or indirectly as a result of:

(a)

any legislation not in force at the Agreement Date or which takes effect retroactively, or occurs as a result of any change in administrative practice or increase in the Tax rate in force at the Agreement Date or any change in the practice of Tax authorities;

(b)	the Buyer having failed to act in accordance with clause 10.7 (Third party claims) in connection with a Third Party Claim; or

(c)	any change made after Agreement Date in the accounting policies, bases, methods or practices of the Buyer or its Affiliates.

10.5.3	No Seller is liable in respect of a Claim if the Claim arises:

(a)	after Closing, due to (as determined pursuant to general principles of Norwegian contract law) actions of the Buyer or any of its Affiliates or its or their directors, officers, employees; or

(b)	before or after Closing, at the written request of, or with the written consent of, the Buyer or any of its Affiliates or an authorised agent or adviser of the Buyer or any of its Affiliates.

10.5.4

No Seller is liable in respect of a Claim if the matter giving rise to that Claim was provided for or reserved for in the Accounts or the Locked Box Accounts or has otherwise been taken into consideration in the calculation of the Purchase Price.

10.5.5	No Seller is liable in respect of a Claim based on budgets, projections, forecasts or forward-looking statements made by or in relation to the Group Companies with respect to future performance.

10.5.6

No Seller is liable in respect of a Claim if and to the extent the Loss arising from that Claim is an amount for which any Group Company or the Buyer has a right of recovery against, or an indemnity from, a Person other than such Seller, whether under contract, insurance policy, any provision of Applicable Law or otherwise howsoever (or in respect of an insurance policy, would have been covered had the relevant Group Company maintained in force its insurance cover current at Closing), provided in each case that the Buyer has actually recovered such amount after complying with its obligation to mitigate loss. If a Seller has compensated the Buyer for any Loss arising from a Claim and the Buyer or a Group Company thereafter receives or becomes entitled to recover all or part of such Loss from another Person, then the Buyer shall promptly repay to such Seller an amount equal to (i) the sum of such Seller's payment and the other Person's payment, less (ii) any amount needed to compensate the Buyer for its full Loss.

10.5.7

No Seller is liable in respect of a Claim if the Buyer was actually aware on or before the Agreement Date of the fact, matter, event or circumstance giving rise to that Claim. Without limiting the generality of the foregoing, the Buyer shall be treated as being aware of all facts, matters and circumstances of which any member of the Buyer Deal Team was actually aware as at such date or which have been Fairly Disclosed.

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10.6	Liability among Sellers

10.6.1

Any and all of the covenants, liabilities and obligations of each of the Sellers under this Agreement are several and not joint, and no claim may be made against any Seller in respect of any breach of this Agreement by any other Seller. The several and not joint liability of the Sellers shall be on a pro rata basis based on each Seller's portion of the Purchase Price. Notwithstanding anything to the contrary in this Agreement, the Title and Capacity Warranties are given by each Seller individually, and each Seller may only be held liable for its own breach of a Title and Capacity Warranty, limited to an amount equal to its portion of the Purchase Price, and subject always to clause 10.2.

10.7	Third party claims

10.7.1	The Buyer shall inform the relevant Seller without undue delay if it receives notice of any claim from a third party which may reasonably be expected to give rise to a Claim (a "Third Party Claim").

10.7.2

If the relevant Seller has confirmed in writing that it, subject to the limitations of this clause 10.7 will indemnify the Buyer against all Losses that the Buyer may incur from a Third Party Claim, such Seller shall have the right to assume and control the defence of such Third Party Claim at such Seller's cost and expense and through counsel of such Seller's choice. The Buyer shall at its own cost and expense be entitled to participate in the defence.

10.7.3

If the relevant Seller has not provided the Buyer with such confirmation in respect of a Third Party Claim, the Buyer shall, in consultation with such Seller, have the lead and control of the defence of any legal or arbitration proceedings of the Third Party Claim, subject to the rights of any third party insurers. Such Seller shall, at the cost and expense of the Sellers and subject to written notice to the Buyer, be entitled to be consulted on the defence.

10.7.4

The Buyer shall not make any settlement, admission of liability, agreement or compromise of any such proceeding without the prior written approval of the relevant Seller, which shall not be unreasonably withheld.

10.7.5	No Seller shall have any liability for any loss incurred by the Buyer which results from the Buyer's breach of the provisions of this clause 10.7.

10.8	Mitigation

10.8.1

The Buyer shall take all actions reasonably required pursuant to general principles of Norwegian contract law to mitigate any loss arising from a Claim or which might give rise to a Claim, including, without limitation by not (unless otherwise required under Applicable Law) proactively notifying any third party or Governmental Body of any matter which may result in a Claim against the Sellers under clause 3.3 (Holdback Amount).

10.9	General

10.9.1

The limitations on the Sellers' liability set out in this clause 10, save for any several and not joint liability agreed pursuant to clause 10.6 (Liability among Sellers) shall not apply to any Claim which is based on (i) breach of clauses 12.2 (Non-competition) or 12.3 (Non-solicitation of employees), or (ii) fraud, in each case on the part of the relevant Seller. The foregoing does not limit the Buyer's obligation under clause 10.2, to primarily seek compensation under the W&I Insurance for any Warranty Claims.

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10.9.2	The Buyer shall not be entitled to recover more than once in respect of the same circumstances giving rise to a Claim.

11	BUYER'S COVENANT

11.1

The Buyer waives any rights and claims which it may have against any representatives, former, current or future employee, director or officer of any Seller or any Seller's Affiliates, or any Group Company, in respect of any misrepresentation, inaccuracy or omission in any information or advice given by them to the Buyer in connection with the Transaction, including in the Disclosed Information.

11.2	If, after the Closing Date:

(a)

the Buyer or any of its Affiliates, including any Group Company asserts a claim against any Seller or any of its Affiliates or any of their respective advisers, representatives, former, current or future employees, directors or officers in relation to such Seller or such Affiliates' capacity as former direct or indirect shareholder of any Group Company on or before the Closing Date, except for (i) claims arising out of any agreements between any Group Company and any Seller or any of its Affiliates and (ii) claims pursuant to rights expressly provided for in this Agreement;

(b)

a third party that is not a Group Company asserts a claim against any Seller or any of its Affiliates or any of their respective advisers, representatives, former, current or future employees, directors or officers, either alongside or instead of any Group Company, arising from the Group's business operations or a legal relationship of such third party with any Group Company or in respect of any real property of any Group Company in respect of the period prior to the Closing Date; or

(c)

a Governmental Body issues an order or administrative decision against any Seller or any of its Affiliates or any of their respective advisers, representatives, former, current or future employees, directors or officers arising from any Group Company's business operations or in respect of any real property of any Group Company in respect of the period prior to the Closing Date,

11.3

the Buyer shall on demand (Norwegian: påkravsgaranti) by the relevant Seller pay to such Seller or any of its Affiliates or any of their respective advisers, representatives, former, current or future employees, directors or officers an amount equal (on a NOK for NOK basis) to any Loss that such Person has actually incurred in relation to any such claim, provided that clause 11.1 and this clause 11.2 shall not apply to any claims that are based on (i) actions of such Seller or any of its Affiliates or any of their respective advisers, representatives, former, current or future employees, directors or officers after the Closing Date, (ii) fraud on the part of such Person, or (iii) the business activities of any Seller or any of its Affiliates, including, without limitation, claims related to goods or services sold by them under contractual relationships with any Group Company. Each of the Sellers and any of their Affiliates and any of their respective advisers, representatives, former, current or future employees, directors or officers may invoke this clause 11.

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12	POST-CLOSING OBLIGATIONS

12.1	Access to material

12.1.1

Upon reasonable notice, the Buyer shall procure that the Group Companies after Closing grant the Sellers reasonable access to accounting material and other relevant information from the period before Closing, to the extent this is required for the Sellers to comply with their statutory obligations. The Parties and the Group Companies shall carry their own costs incurred in connection with the foregoing.

12.2	Non-competition

12.2.1

To the extent permitted by law, and for a period of two (2) years from the Closing Date, (i) each of Havn and IKM shall not, and shall procure that its Affiliates shall not, actively engage in business which is in direct competition with the Pumped MPD Solution carried out by the Group as of the Agreement Date, and (ii) neither TSFVL nor its Affiliates shall independently develop and commercialize its own proprietary pumped MPD solution for direct competition with the Pumped MPD Solution.

For the purposes of this clause 12.2, “Pumped MPD Solution” means the use, during the well construction process, of a Subsea Pump (being a pump located more than 50 metres below the waterline) to add energy to the drilling mud returning back to surface.

12.2.2	Notwithstanding the foregoing, this undertaking shall not restrict TSFVL or any of its Affiliates from:

(a)

purchasing, renting, testing, evaluating, installing, integrating, recommending, accepting or using any third-party, customer-supplied, contractor-supplied or commercially available pumped MPD system or similar technology on any of its rigs or in connection with any drilling operation;

(b)	complying with requirements imposed by customers or other contractual counterparties regarding the use of specific pumped MPD systems or technologies;

(c)	conducting ordinary-course drilling operations, including operating, managing or contracting its rigs in the normal course of business;

(d)

managing its broader technology and IP portfolio, including developing, acquiring, licensing or using technologies that are not pumped MPD solutions intended to directly compete with the EDR technology;

(e)

acquiring or investing in any business or technology, provided that, where such business includes a pumped MPD solution constituting a restrictive Pumped MPD Solution, TSFVL shall use reasonable endeavours to ensure that the relevant Pumped MPD activities are wound down or divested within 6 months following completion of such acquisition.

12.2.3

To the extent permitted by law, and for a period of two (2) years from the Closing Date, SVBV shall not make a new investment in a company which has an offering of a pumped MPD solution that is in direct competition with the Pumped MPD Solution carried out by the Group as of the Agreement Date. Notwithstanding the foregoing, this undertaking shall not restrict SVBV from:

(a)

investing in, or maintaining an existing investment in, any company whose business includes solutions adjacent to, or capable of interface with, managed pressure drilling but which does not constitute a proprietary pumped MPD solution in direct competition with the Pumped MPD Solution;

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(b)

conducting its ordinary investment management activities, including managing, monitoring, supporting or governing any portfolio company in accordance with SVBV's existing governance frameworks and shareholder agreements, it being acknowledged that SVBV, as a minority investor, does not direct the product or commercial strategy of its portfolio companies and shall have no obligation to procure that any portfolio company refrains from, winds down or divests any business activity, and, for the avoidance of doubt, this undertaking applies solely to SVBV in its capacity as a direct investor and shall not extend to any other Affiliate of Shell plc or to Shell plc itself.

12.2.4

This undertaking shall not prevent anyone from (i) acquiring or holding shares representing no more than five per cent of the issued share capital of any company which is listed on a recognized stock exchange, (ii) investing in publicly available UCITS funds or other funds where the investor cannot control the investments made by the fund or (iii) continuing engagements which are ongoing as of the Agreement Date.

12.3	Non-solicitation of employees

12.3.1

To the extent permitted by law, and for a period of two (2) years from the Closing Date, each of Havn, SVBV, IKM and TSFVL shall not, and (other than SVBV) shall procure that their respective Affiliates shall not, directly or indirectly, solicit or entice away from any Group Company any of the Key Employees. Notwithstanding the preceding sentence, the Sellers shall not be precluded from making any public advertisement or other general solicitation of employment not specifically directed at such employees and hiring any such employees who respond to such public advertisement or other general solicitation, without any solicitation.

13	SELLERS' REPRESENTATIVE

13.1

Each of the Sellers hereby irrevocably appoints the Sellers' Representative as the sole representative of such Seller to act on his/her/its behalf for all purposes under this Agreement including for the purposes of:

(a)	accepting notices on behalf of such Seller in accordance with clause 15.6 (Notices);

(b)	granting any consent or approval on behalf of such Seller under this Agreement;

(c)

negotiating, agreeing, executing and delivering any amendments or supplements to and granting any waivers or consents under this Agreement and any other agreement entered into in connection with the Transaction, including a waiver of any of the Closing Conditions; and

(d)

generally taking any and all other actions and doing any and all other things provided in or contemplated by this Agreement to be performed by such Seller or the Sellers' Representative on behalf of such Seller (including, but not limited to any execution of any document or performing any act in connection with Closing).

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13.2

Each Seller hereby irrevocably appoints the Sellers' Representative as its attorney with full authority on its behalf and in the Seller's name or otherwise to do all acts and to execute and deliver such documents or deeds as are required by Applicable Law or as may, in the reasonable opinion of the Sellers' Representative, be required to give effect to the matters described in this clause 13, including but not limited to delegating such powers, partly or fully, to any other Person.

13.3

The Buyer and each Seller acknowledge that in exercising the powers and authorities conferred by this clause 13 upon the Sellers' Representative, the Sellers' Representative shall not be acting, or be construed as acting, as the agent or trustee on behalf of any Seller, and each Seller and the Buyer agree that the Sellers' Representative shall have no liability whatsoever to the Buyer or any Seller in relation to the exercise of those powers and authorities, save to a Seller in the case of fraud.

13.4	All communication from the Buyer to the Sellers' Representative, in its capacity as Sellers' Representative, is deemed to be given to each of and all of the Sellers.

13.5

If the Sellers' Representative appointed as at the Agreement Date is unable to act as Sellers' Representative, then the Sellers shall appoint, by majority vote, another person to act as Sellers' Representative. The Sellers shall notify the Buyer of the new Sellers' Representative, and any change of the Sellers' Representative shall be effective from the time the Buyer receives notice of such change.

14	ANNOUNCEMENTS AND CONFIDENTIALITY

14.1

The Buyer shall in its sole discretion be entitled to make announcements in connection with the existence or subject matter of this Agreement in accordance with its rights and obligations as part of a publicly listed group. The Sellers right to make announcements shall be limited to:

(a)	any announcement required by Applicable Law; and

(b)

the right to announce that the Transaction has been agreed and/or completed (whenever applicable), provided that (unless with the Buyer’s prior written approval) any such announcement shall (i) only be made after the Buyer’s equivalent announcement and (ii) include the information contained in the Buyer’s prior announcement and any other publicly available information at the time of such announcement.

14.2

The Sellers and the Buyer shall keep confidential, and shall cause their respective directors, officers, employees, agents, advisors and Affiliates to keep confidential, this Agreement and any written, oral or other information obtained in confidence from the other Party or any Group Company in connection with the Transaction.

14.3

Each Seller shall after Closing keep confidential, and shall cause its respective directors, officers, employees, agents, advisors and Affiliates to keep confidential, any business secrets or other information of a confidential nature related to any Group Company and such company's business and operations.

14.4

Neither clause 14.2 or 14.3 shall apply (a) to information which becomes publicly available through no fault of a Party; (b) to the extent that the disclosure or use of information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the Transaction; or (c) to the extent that the disclosure or use of information is required by Applicable Law. Further, clause 14.2 shall not apply where the disclosure is made to a third party in connection with a due diligence of the Party, and the relevant third party has undertaken to keep the information confidential.

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15	GENERAL

15.1	Entire agreement

15.1.1

This Agreement constitutes the entire agreement between the Parties relating to the Transaction and supersedes all previous agreements, whether oral or in writing, between the Parties relating to the Transaction.

15.2	No amendments

15.2.1	This Agreement may only be changed or modified by an agreement in writing signed by the Parties.

15.3	Termination

15.3.1	This Agreement may be terminated at any time prior to Closing by:

(a)	written agreement between the Parties;

(b)

by a Party whose Closing Conditions have not been satisfied or waived before the Long Stop Date, for whatever reason, other than if the reason for such Closing Conditions not being satisfied is the fault or breach of this Agreement by the Party seeking to terminate this Agreement, by written notice from such terminating Party to the other Party; or

(c)

by either Party, if the other Party has committed a material breach of its obligations under this Agreement (it being understood that a material breach of the Sellers’ Warranties shall not be deemed a material breach of the Agreement for the purpose of this clause).

In respect of (b) (c) above, the Sellers shall be considered as one Party such that termination under clauses (b) (c) with respect to the Sellers only can be made jointly among the Sellers (and for the avoidance of doubt, the termination will in such case apply to all Sellers, i.e. the Agreement will be terminated in its entirety and for all Parties), and no Seller can terminate as a result of a breach of one or more other Sellers.

15.3.2

If this Agreement is terminated pursuant to clause 15.3.1, all further obligations of the Parties pursuant to this Agreement shall terminate and have no further effect, and neither Party shall have any claim against the other under this Agreement, provided that:

(a)	termination shall not affect any accrued rights or liabilities of any Party in respect of damages for any breach of this Agreement prior to such termination;

(b)

where a Party has terminated this Agreement on the basis of a breach of this Agreement by the other Party, such termination shall not affect the terminating Party's right to seek compensation for the economic loss resulting from the termination of this Agreement;

(c)

the Parties' obligations set out in clauses 10 (Warranty Claims, Seller's liability and conduct of claims), 14 (Announcements and Confidentiality), 15 (General) and 16 (Governing Law and Dispute Resolution), shall survive such termination.

15.3.3	No Party shall in any circumstances be entitled to rescind or terminate this Agreement following Closing.

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15.4	Transfer of rights and obligations

15.4.1

No Party may transfer its respective rights or obligations under this Agreement to any other Person (whether by transfer, merger, amalgamation or otherwise) without the prior written consent of the other Parties.

15.4.2	Notwithstanding clause 15.4.1,

(a)

the Buyer may assign in whole or in part the benefit of this Agreement or otherwise transfer, pledge or grant any other security interest in, or over, its rights under this Agreement (including, for the avoidance of doubt, the benefit of any representations and warranties) to any bank, financial institution, lender or other entity (and their successors) participating in the financing or refinancing of the transaction hereunder, provided that such assignment, transfer, pledge or granting of any other security interest does not prejudice the rights or increase the obligations or liabilities of the Sellers under this Agreement.

(b)

any Seller is entitled to (i) transfer its rights and obligations under this Agreement to any Affiliate in connection with a restructuring of such Seller or (ii) resolve dissolution following Closing, and the Buyer waive any and all rights related to such restructuring or dissolution process, including but not limited to making any creditor notice claims or other claims against such Seller or its' shareholders.

15.5	Costs and expenses

15.5.1

Except if and to the extent expressly provided in this Agreement, each Party shall bear the costs and expenses incurred by it in connection with the preparation, execution and performance of this Agreement and the Transaction, including all fees and expenses of agents, representative, counsel, accountants and other professional advisors.

15.6	Notices

15.6.1

Any notice to be given under this Agreement shall be in writing and in the English language. Such notice shall be deemed duly given or made when delivered personally or by post or email to the relevant Party using the following contact details (which may be changed by the relevant Party upon prior written notification to the other Party):

If to the Sellers:
Havn Capital Veritasveien 25 4007 Stavanger
For the attention of Greg Herrera
gh@evpe.com

With a copy to:	Wikborg Rein Advokatfirma AS
P.O. Box 1513 Vika 0117 Oslo Norway
For the attention of Sigurd Opedal
sop@wr.no with a copy to corporate.notifications@wr.no

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If to the Buyer:	Expro Holdings UK3 Limited
2nd Floor, Forbury Square
Davidson House, Reading, Berkshire
RG1 3EU United Kingdom For the attention of John McAlister, Director John.mcalister@expro.com

With a copy to:	Advokatfirmaet BAHR AS
P.O. Box 1524 Vika 0117 Oslo Norway
For the attention of Øystein Guvåg
ogu@bahr.no

15.7	Invalidity etc.

15.7.1

Any invalidity, illegality or unenforceability of any provision of this Agreement in any jurisdiction, shall not affect the validity, legality or enforceability of the relevant provision in any other jurisdiction, or of any other provision of this Agreement in any jurisdiction. Notwithstanding the foregoing, the Parties shall negotiate in good faith in order to agree the terms of a mutually satisfactory provision to be substituted for the provision found to be invalid, illegal or unenforceable.

15.8	Overdue interest

15.8.1

If a Party which is required to pay any sum (including interest) under this Agreement fails to pay such sum when due for payment, it shall pay interest on such sum for the period from and including the due date up to the date of actual payment in accordance with the Norwegian act relating to interest on overdue payment of 1976 (Norwegian: forsinkelsesrenteloven).

16	GOVERNING LAW AND DISPUTE RESOLUTION

16.1	This Agreement shall be governed by and construed in accordance with Norwegian law.

16.2

Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Norwegian Arbitration Act 2004 (Norwegian: lov nr. 25/2004, voldgiftsloven).

16.3

If the amount in dispute does not exceed NOK 5,000,000 the matter shall be resolved by a sole arbitrator. The amount in dispute includes the claims made in the request for arbitration and any counterclaims made in the response to the request for arbitration.

16.4	The place of arbitration shall be Oslo, Norway and the language of the arbitration shall be English.

16.5	The dispute, the arbitration proceedings, the documentation and testimony exchanged during the arbitration and the arbitral award shall be confidential.

16.6	The Parties may also agree to attempt mediation.

* * * * *

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For and on behalf of Havn Capital Fund I AS /s/ Helge Tveit Name: Helge Tveit Capacity: CEO	For and on behalf of Shell Ventures B.V. /s/ Sabine Looijen Name: Sabine Looijen Capacity: Director /s/ Jermaine Saaltink Name: Jermaine Saaltink Capacity: Director

For and on behalf of CDI AS /s/ Thomas Arthur Hasler Name: Thomas Arthur Hasler Capacity: Chair of the board	For and on behalf of HC Invest AS /s/ Harald Inge Hufthammer Name: Harald Inge Hufthammer Capacity: Chair of the board

For and on behalf of Kråko Invest AS /s/ Bernt Sigurd Eikemo Name: Bernt Sigurd Eikemo Capacity: Chair of the board	For and on behalf of IKM Gruppen AS /s/ Ståle Kyllingstad Name: Ståle Kyllingstad Capacity: Chair of the board

For and on behalf of Transocean Sedco Forex Ventures Limited /s/ Chelsea Hassel Name: Chelsea Hassel Capacity: President TSFVL	For and on behalf of EWTG MIP AS /s/ Kjetil Lunde Name: Kjetil Lunde Capacity: Chair of the board

For and on behalf of Expro Holdings UK 3 Limited /s/ Tulio Scacciati Name: Tulio Scacciati Capacity: Attorney-in-fact

Expro Group Holdings N.V. hereby guarantees as its own debt towards the Sellers for the Buyer's due and timely fulfilment for all its obligations under this Agreement, including but not limited to payment of the Purchase Price on Closing (Nw: Selvskyldnerkausjon):

For and on behalf of Expro Group Holdings N.V. /s/ Tulio Scacciati Name: Tulio Scacciati Capacity: Attorney-in-fact

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APPENDIX 1 SELLERS

Shareholders	Number of shares	Ownership (%)
Havn Capital Fund I AS	181,504	38.20
Shell Ventures B.V.	96,000	20.20
CDI AS	6,255	1.32
HC Invest AS	6,254	1.32
Kråko Invest AS	1,853	0.39
IKM Gruppen AS	62,225	13.09
Transocean Sedco Forex Ventures Limited	92,593	19.49
EWTG MIP AS	28,500	6.00
	475,184	100

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APPENDIX 2 SUBSIDIARIES

Company	Reg. no.	State of incorporation
Enhanced Well Technologies Group AS	922 585 881	Norway
Enhanced Well Technologies AS ("EWT")	922 585 873	Norway
Enhanced Drilling Holding AS ("EDH")	992 821 191	Norway
Enhanced Drilling AS ("ED")	978 712 606	Norway
Enhanced Drilling International AS ("EDI")	934 948 254	Norway
Enhanced Drilling International ll AS ("EDI II")	936 756 670	Norway
Enhanced Drilling International lll AS ("EDI III")	937 180 322	Norway
Enhanced Drilling Inc. ("ED US")	800549652	The United States
Enhanced Drilling UK Ltd. ("ED UK")	SC473163	Scotland
Enhanced Drilling Australia Pty. Ltd. ("ED AUS")	126 722 610	Australia
Enhanced Drilling Brazil	33.2.0861230-8	Brazil
Baku Branch	1700482231	Azerbaijan
Baku Branch II	2005616401	Azerbaijan
Romania Branch	50595703	Romania

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APPENDIX 4 BUYER'S WARRANTIES

1.	Legal status and corporate power

1.1	The Buyer is a private limited liability company duly organized and validly existing under the laws of England and Wales.

1.2

The Buyer has the power and authority necessary to execute and deliver this Agreement and to execute and perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Buyer. Assuming the due authorization, execution and delivery of this Agreement by the Seller, this Agreement constitutes a legal, valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms.

2.	Insolvency

2.1

The Buyer is not insolvent, nor subject to any legal proceedings before any court or Governmental Body with regard to claims for voluntary or involuntary dissolution, liquidation or bankruptcy, debt negotiations or appointment of trustee or liquidation board.

3.	No conflict

3.1	Neither the execution of this Agreement, nor the consummation or performance of any of the transactions contemplated hereby, by the Buyer conflict with or violate

(a)	the articles of association, or any resolution by the board of directors or the general meeting or similar corporate body, of the Buyer;

(b)	any agreement or other instrument by which the Buyer is bound; or

(c)	any Applicable Law.

4.	No knowledge

4.1

The Buyer has completed its due diligence investigation of the Group Companies to its satisfaction and has no outstanding requests for further information. As of the Agreement Date, the Buyer has no knowledge of any fact or circumstance which would give rise to a Claim.

5.	Financing

5.1	The Buyer has secured financing or has sufficient funds available to pay the Purchase Price and all costs and expenses that the Buyer is or may become required to make pursuant to this Agreement.

6.	Approval

6.1	Save for the Regulatory Clearances, no consent, approval or filing with any Governmental Body is required to authorise this Agreement or to permit the transactions contemplated hereby.

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APPENDIX 5 SELLERS' WARRANTIES

1.	Legal status and corporate power

1.1	Each Seller is duly organized and validly existing under the laws of its jurisdiction of incorporation.

1.2

Each Seller has the power and authority necessary to execute and deliver this Agreement and to execute and perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by each Seller. Assuming the due authorization, execution and delivery of this Agreement by the Buyer, this Agreement constitutes a legal, valid and binding obligation of each Seller enforceable against such Seller in accordance with its terms.

1.3

Each Group Company is duly organized and validly existing in its respective jurisdiction, and has all requisite power and authority to own its assets and to conduct its business in the manner in which it is now being conducted. Neither the Group Companies' ownership to their assets nor the conduct of their respective business violates their respective articles of association or similar constitutional documents. Each Group Company is in good standing under its laws of incorporation to the extent applicable under such laws.

1.4

Each Group Company is duly registered in all mandatory public registers in its respective jurisdiction of incorporation and there are no circumstances relating to the Group Companies that pursuant to mandatory Applicable Law should have been, but that are not, registered in the public mandatory government registers.

1.5

No Group Company has issued any power of attorney or similar authority to any Person which remains in force, authorising such Person to represent and bind it, either in general or for any special purposes, other than authorities given to its officers and employees in the normal course of their duties.

2.	No conflict

2.1	Neither the execution of this Agreement, nor the consummation or performance of any of the transactions contemplated hereby, by any Seller, does:

(a)

conflict with or violate the articles of association or similar constitutional document, or any resolution by the board of directors or the general meeting or similar corporate body, of such Seller or any Group Company;

(b)

conflict with or violate any Applicable Law applicable to such Seller or any order, judgment or decree of any Governmental Body to which such Seller is a party or by which such Seller is bound or submits;

(c)

conflict with or violate any agreement or other instrument by which such Seller or any Group Company is bound, or trigger a right for any Person to terminate, amend, renegotiate, or require any payment or concession under, any agreement of any Group Company which is material in the context of the transactions contemplated by this Agreement; or

(d)	result in any Encumbrance over any of the assets of any Group Company which is material in the context of the transactions contemplated by this Agreement.

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3.	The Shares and the shares of the Subsidiaries

3.1

Each Seller has full legal title and ownership to its Shares as set out in Appendix 1. The Shares in aggregate constitute 100 % of the aggregate issued shares of the Company on a fully diluted basis and are validly issued, fully paid and free and clear of any Encumbrances. There is no agreement, conditional or unconditional, to create any Encumbrance over any of the Shares. Upon Closing, the Buyer obtains full title and ownership to the Shares, free and clear of any Encumbrances.

3.2

There are no outstanding securities of the Company convertible into or exchangeable for, or options or other rights to acquire from the Company, or any other obligation on the Company to issue, shares of the Company. The Company has no outstanding obligations to repurchase or redeem any shares.

3.3

The Company and its Subsidiaries (as the case may be) have full legal title and ownership to the shares of the Subsidiaries. The shares of each Subsidiary as described in Appendix 1 constitute 100% of all issued shares of the respective Subsidiaries on a fully diluted basis and are validly issued, fully paid and free and clear of any Encumbrances. There is no agreement, conditional or unconditional, to create any Encumbrance over any of the shares of any of the Subsidiaries.

3.4

There are no outstanding securities of the Subsidiaries convertible into or exchangeable for shares of the Subsidiaries. There are no options or other rights to acquire from the Subsidiaries, or any other obligation on the Subsidiaries to issue, shares of the Subsidiaries. The Subsidiaries have no outstanding obligations to repurchase or redeem any shares.

3.5	No Person has claimed, or, to the Sellers' Knowledge, has any reason to claim or can be expected to claim, to have any right which conflicts with the warranties set out in this paragraph 3.

4.	No other subsidiaries or memberships

4.1

No Group Company (a) holds or has agreed to acquire any securities of any company which is not a Group Company, or (b) is a member of any form of partnership, joint venture, consortium, profit or income sharing arrangement, or any association other than a recognized trade organization.

5.	No claims or guarantees

5.1	No Group Company has provided any guarantee, surety or other form of security securing the obligations or liabilities of any third parties (including any Seller and its Affiliates).

6.	Permits and consent, approval or filing with any Governmental Body

6.1

Neither the execution of this Agreement, nor the consummation or performance of any of the transactions contemplated hereby, by any Seller, conflicts with, or trigger a right for any Governmental Body to amend or revoke, any permit or license of any Group Company, and no consent, approval or filing with any Governmental Body relating exclusively to any Seller or the Group Companies is required to authorise this Agreement or to permit the Transaction.

7.	Books and records

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7.1

All books and records of each Group Company, including constitutional and other corporate documentation such as shareholders' registers, minutes from board of directors and general meetings, articles of association, annual reports, permits and licenses, have been maintained and kept in accordance with Applicable Law, and are readily available in good order at the registered office or IT systems of the relevant Group Company.

8.	Accounts

8.1

The Accounts have been prepared in accordance with Applicable Law, including Section 3-2 (a) of the Norwegian Accounting Act of 17 July 1998 no. 56 (Norwegian: regnskapsloven). The Accounts have been prepared in accordance with the Accounting Principles and give a true and fair view (Norwegian: rettvisende bilde) of the assets and liabilities and the results of operations and cash flow of each Group Company and the Group as a whole on a consolidated basis as at year-end of and for the accounting periods to which they refer. The Accounts make full and adequate disclosure of, and provision for, all obligations and liabilities of the Group Companies and the Group as a whole that are required to be disclosed or provided for pursuant to the Accounting Principles. The Accounting Principles are correctly described in the Accounts (where open for discretion) and the Accounting Principles have been consistently applied during the last three financial years, unless otherwise is explicitly stated in the notes to the Accounts.

9.	Management accounts

9.1

The Group's consolidated management accounts, comprising solely profit and loss reports as presented to the board of directors of the Company, for the last eighteen (18) months before the Agreement Date have been prepared on the basis of the Accounting Principles, as consistently applied and do not materially misstate the results of operations each Group Company and the Group as a whole on a consolidated basis as at the last date of and during the month to which they refer.

10.	Locked Box Accounts

10.1

The Locked Box Accounts have been prepared in accordance with Applicable Law, including Section 3-2 (a) of the Norwegian Accounting Act of 17 July 1998 no. 56 (Norwegian: regnskapsloven). The Locked Box Accounts have been prepared in accordance with the Accounting Principles, as consistently applied, and give a true and fair view (Norwegian: rettvisende bilde) of the assets and liabilities and the results of operations and cash flow of each Group Company and the Group as a whole on a consolidated basis as at and for the period ending on the Locked Box Date. The Locked Box Accounts make full and adequate disclosure of, and provision for, all obligations and liabilities of the Group Companies and the Group as a whole that are required to be disclosed or provided for pursuant to the Accounting Principles.The Locked Box Accounts are not affected by unusual, extraordinary or non-recurring items not specified therein.

10.2

All accounts receivable reflected in the Locked Box Accounts (i) have arisen in the Ordinary Course, (ii) were as of the Locked Box Date existing, valid and collectable on the relevant due date for the full-face value, and (iii) have not been contested and are not subject to recovery credit actions. Provisions in the Locked Box Accounts for bad or doubtful debts and claims against Group Companies relating to sales made or services performed have been prepared in accordance with the Accounting Principles consistently applied and in accordance with each Group Company's past practices and are sufficient to provide for any losses which may be sustained on realization of the receivables.

10.3

The Locked Box Accounts fully recognise (as assets or liabilities) the mark-to-market value of all derivatives (including interest swaps and foreign currency exchange contracts) held by the Group Companies at year-end, and the mark-to-market gain or loss on such contracts in the relevant year.

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11.	Position since the Locked Box Date

11.1

Since the Locked Box Date, (i) each Group Company has carried out its business in only in the Ordinary Course and in compliance with Applicable Law in all material respects, and (ii) no Group Company has done or omitted to do anything, which if done or omitted after the Agreement Date, would have constituted a breach of clause 5.1 (Pre-Closing undertakings).

11.2	Between the Locked Box Date and the Agreement Date, there has been no material deterioration in the financial position, net working capital or revenue of the Group Companies.

12.	Assets

12.1

All assets included in the Locked Box Accounts as owned were at the Locked Box Date owned by the Group Company for which the Locked Box Accounts were prepared. Since the Locked Box Date, no Group Company has disposed of any assets, except for current assets sold in the Ordinary Course.

12.2

The assets owned or leased by each Group Company represent all the assets needed for the conduct of its business in the Ordinary Course. The assets owned or leased by the Group Companies comply with all Applicable Law and requirements needed to be used in the business of each Group Company in its Ordinary Course. The assets of each Group Company are, to the Seller’s Knowledge, in good condition (subject to fair wear and tear), have been maintained in accordance with market standards and are in satisfactory working order. No asset used or held for use in the business of any Group Company are owned by any Seller or any Affiliate of any Seller.

12.3

Except as Fairly Disclosed, there are no Encumbrances over any of the assets of the Group except as (a) are reflected in the notes to the Locked Box Accounts; or (b) arise by operation of Applicable Law.

12.4	No steps have been taken to enforce any security over any assets of any Group Company and no such enforcement is threatened or expected.

13.	Real property

13.1

No Group Company owns any real property. A complete and correct overview of all of the real property owned or leased by the Group Companies, as well as complete and correct copies of all related lease agreements, are Fairly Disclosed.

13.2	Except as Fairly Disclosed, there are no Encumbrances over the real property or lease agreements of the Group Companies.

13.3	All guarantees which are required to be established by or on behalf of the relevant Group Companies pursuant to their lease agreements, have been established and are valid.

13.4

No party to any of the Group Companies' lease agreements is in breach of its obligations under such agreements and, to the Seller’s Knowledge, no circumstance exist that makes it likely that any party to the Group Companies' lease agreements is likely to become in breach of such agreements. No Group Company has given or received notice of termination or renegotiation of any of its lease agreements, and to the Sellers' Knowledge, no party to any such agreement intends to give any such notice. No lessor has any right to terminate lease agreements with any of the Group Companies as a result of the consummation of this Agreement or the transactions contemplated hereby.

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13.5

The Group Companies' current use of their leased real properties does not conflict with any Applicable Law, permits, licenses, existing public zoning plans, any proposed changes to such plans, or any third party rights.

13.6

All costs in relation with dilapidations (such as costs which the Group Companies may incur to repair the premises and put them, upon expiry of their lease, back in the state they found it at the beginning of such lease, in accordance with the terms of the lease agreements, as the case may be) have been carefully evaluated and sufficiently accrued for, by way of provisions, in the Locked Box Accounts.

14.	IPR

14.1

The Group Companies have the right, either by way of ownership or through licensing, to use all IPR used by them or which are required for the conduct of their respective business in the Ordinary Course. Each Group Company is the exclusive owner of all rights, title and interest in and to its respective Proprietary IPR.

14.2	The IPR owned by the Group Companies (including without limitation the Proprietary IPR) are free and clear of any Encumbrances and are exclusively owned by the Group Companies.

14.3	No Group Company has granted any license to or otherwise permitted any third party to use any of the IPR owned by such Group Company (including without limitation the Proprietary IPR).

14.4

No Group Company is dependent on any material licenses from any third party, excluding licenses for standard software. Where software is licensed to a Group Company, such Group Company is licensed to use the number of copies of such software it is currently using.

14.5

All inventions and developments made by any former or current employees or consultants of any Group Company and used by any Group Company in its business were made in the course of the ordinary duties of the employee or consultant. Each Group Company has, and has secured from all employees, consultants and independent contractors and any other Person who contributed to or participated in the creation or development of any IPR for any Group Company, unencumbered and unrestricted exclusive ownership to all of each such Person's IPR in such inventions and developments. No such Person has retained any rights, interest or claims with respect to any IPR developed by such Person or any Group Company. None of the Group Companies’ former or current employees, consultants and contractual counterparties has or purports to have any claim for payment in respect of, or claim for ownership rights to, any IPR owned by any Group Company (including without limitation the Proprietary IPR), nor do any of them have outstanding claims for compensation relating to such IPR.

14.6

The registrations and registration applications for all IPR owned by the Group Companies (including without limitation the Proprietary IPR) are subsisting, and not withdrawn, cancelled or abandoned, and all applicable application and renewal fees have been paid. To the Sellers' Knowledge, no reason exists for which any IPR owned and/or used by the Group Companies can be invalidated.

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14.7

Each Group Company has taken commercially reasonable measures to protect the confidentiality of its trade secrets and confidential information. No Group Company has shared any of its industrial or commercial information and techniques (for the purpose of this paragraph 14, "Know-how") with any third party without protecting such Know-how through an adequate confidentiality agreement with such third party. To the Sellers’ Knowledge, no Group Company has experienced any breach of security or otherwise unauthorised access by third parties to confidential information related to its business.

14.8

To the Sellers' Knowledge, neither the products or solutions of the Group Companies, nor the Group Companies’ conduct of their businesses as they are currently conducted or proposed to be conducted, infringe, have infringed or will following Closing infringe the IPR of any third party, and no Group Company has received any written or oral notice from third parties making any allegations to the contrary. To the Sellers' Knowledge, no third party is infringing or has infringed the Group Companies' IPR and no Person has misappropriated or improperly disclosed any trade secret, Know-how or confidential information of any Group Company.

15.	Information technology (IT) systems

15.1

To the Sellers' Knowledge, the Group Companies' internal IT system, including hardware, databases, software, networks and other IT elements used by the Group Companies, operates substantially as intended and no defect or flaw interferes in any material respect with the operation thereof.

15.2

To the Sellers' Knowledge, the Group Companies have obtained all licenses or other rights required for the Group Companies' use of the internal IT systems as currently used. All license fees and similar charges which are due and payable in respect of such internal IT systems have been paid. Each of the Group Companies has complied with the terms of all agreements related to its internal IT systems in all material respects.

15.3

Each Group Company (i) has implemented customary security measures, such as firewalls, anti-virus software and security policies in order to safeguard its computer systems, and (ii) has customary back-up procedures and contingency plans to secure that no data is lost.

15.4

To the Sellers’ Knowledge, no Group Company has during the last 24 months suffered a security incident or been materially adversely affected by any item or code designed to disrupt, interfere, damage, destroy or similarly affect, or provide unauthorised access to, any Group Company’s IT systems.

16.	Agreements

16.1

Complete copies of all Material Agreements (including any amendments to, and waivers of rights under, such agreements) have been Fairly Disclosed. There are no business practices that have materially amended the written terms of any of the Material Agreements.

16.2

Other than the Material Agreements, no Group Company is party to an agreement which is strategically material to the Group and its business and operations, and no Group Company has submitted any offer or bid which is outstanding and which if accepted would result in such a material agreement. No Group Company is party to any agreement for the sale or purchase of any company, shares, material assets, business or real property with outstanding obligations, warranty undertakings or indemnities on the part of any Group Company.

16.3

All Material Agreements are made at arm's length terms, and are valid, binding and enforceable on the parties to the agreements in accordance with their terms. No party to any Material Agreement has at any time breached, and to the Sellers' Knowledge no such party is likely to become in breach of, its obligations under any Material Agreement. No Group Company has given or received notice of termination, re-negotiation or material modification of any Material Agreement, and to the Sellers' Knowledge, no other party to any Material Agreement intends to give such notice.

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16.4

No Group Company is party to any agreement, or has submitted any offer or bid which is outstanding and which, if accepted, would result in an agreement, which (a) has not been entered into on arms' length terms in the Ordinary Course, (b) restricts the freedom of any Group Company to carry out its business as carried out at the Agreement Date, including any non-compete or non-solicitation obligations or exclusivity arrangements, (c) would result in any Group Company becoming jointly liable with any third party (including any Seller or its Affiliates), or (d) gives any third party the right to act as an agent for any Group Company.

16.5	The business of the Group Companies is not dependent on the services or deliveries of any one supplier or the purchases of any one customer.

16.6	Save as Fairly Disclosed, no Material Agreement contains any provision allowing any counterparties to such agreement to renegotiate, amend or terminate the agreement as a result of the Transaction.

17.	Related party matters

17.1

The Disclosed Information contains a complete list of all agreements or contractual arrangement of whatever nature existing as of the Agreement Date between any Group Company, on the one side, and any Seller or its Affiliates or members of the board of directors or management of any Seller, its Affiliates or any of the Group Companies, on the other. All such agreements are entered into on arms' length terms in the Ordinary Course.

17.2

Neither any Seller nor any of its Affiliates have any claims against any of the Group Companies, and no Group Company is indebted in any way towards any Seller or any of its Affiliates. No Group Company has provided any guarantee or other security securing the obligations or liabilities of any Seller or any of its Affiliates, and neither any Seller nor any of its Affiliates has provided any guarantee or other security securing the obligations or liabilities of any Group Company.

17.3	The business of the Group Companies is not dependent on any real property, assets or rights owned or held by any Seller or any of its Affiliates.

18.	Defective products and services

18.1

No Group Company has made or delivered products or services that are defective, dangerous, unlawful or non-compliant with any contractual requirements or Applicable Law. No Group Company is obligated to repay any amount received by it in consideration of any product or services delivered by it prior to Closing.

19.	Employees

19.1

Complete and accurate particulars of the terms and conditions of the employment of all the Key Employees, including their remuneration (including salary, bonuses, profit-sharing and share option arrangements, pension rights and other benefits), notice periods and non-compete obligations, are Fairly Disclosed. No Group Company has agreed to, or carried out discussions regarding, any amendments to such terms and conditions.

19.2

Save as otherwise Fairly Disclosed, the terms and conditions of the employment of all employees of the Group Companies correspond, in all material respects, to those of the relevant Group Companies' standard employment agreements as Fairly Disclosed.

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19.3

Except for the Key Employees and except as Fairly Disclosed, the employees of the Group Companies do not have a right to any form of remuneration or benefits from the respective Group Company except ordinary fixed salary and overtime payment, and any other benefits as required by Applicable Law.

19.4	No Key Employee has resigned from her/his position or given notice of an intention, or to the Sellers' Knowledge expressed an intention, to resign from her/his position.

19.5

Each Group Company has in all material respects complied with all collective, workforce and other agreements and obligations affecting its relations with, or the conditions of service of, its employees.

19.6

No Group Company is liable to make any payment to any current or former director or employee by way of damages or compensation for loss of office or employment or for redundancy or unfair or wrongful dismissal or any other form of compensation for any reason.

19.7

All use by the Group Companies of temporary employees and hired-in personnel are in accordance with Applicable Law, and no temporary employees or hired in personnel has claimed or requested permanent employment.

19.8	Except as Fairly Disclosed, no Group Company is involved in any material dispute with any employee.

19.9

No Group Company has carried out discussions regarding, or agreed to, any general changes to the terms and conditions applicable to any group of employees in 2025, other than ordinary, annual salary adjustment in accordance with any agreement between the relevant central unions of employees and employers in Norway except as Fairly Disclosed.

19.10

Since 1 January 2025 there has been no labour dispute or work stoppage in any Group Company, and to the Seller’s Knowledge there is reason to expect that such labour dispute or work stoppage will occur within the next twelve (12) months.

19.11

Each Group Company has established insurance schemes that at least fulfil the minimum requirements set forth in Applicable Law and any applicable agreements with employees and/or the employees' representatives.

20.	Pensions

20.1

Each Group Company has established pension schemes that at least fulfil the minimum requirements set forth in Applicable Law and any applicable agreements with employees and/or the employees' representatives.

20.2

Save for the pension schemes listed in the Disclosed Information (the "Disclosed Schemes"), the Group Companies have no pension scheme in operation and are not obligated to make any current or future payments or contributions under any current or historic pension scheme.

20.3

All material details of the Disclosed Schemes have been Fairly Disclosed. The Disclosed Schemes satisfy and have at all times satisfied, and are and have at all times been administered in, accordance with Applicable Law.

20.4

All amounts, including contributions and premiums, due in respect of the Disclosed Schemes have been paid on or before the date on which they fell due. All obligations of the Group Companies to pay any amount in respect of the Disclosed Schemes accrued prior to the Locked Box Date were satisfied prior to the Locked Box Date or are accurately recorded as liabilities in the Locked Box Accounts.

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21.	Insurance

21.1

All Group Companies have at all times had adequate insurance coverage against business interruptions, loss of revenues, liability, injury and other risks normally insured against by Persons operating in their field of business. All the assets of the Group Companies are insured for an amount at least equal to their cost of replacement against accidents and risks normally insured against by Persons operating in their field of business.

21.2

The details of all material insurance policies currently held by the Group Companies have been Fairly Disclosed. Each Group Company has in place all insurances which it is required to have pursuant to Applicable Law or contractual obligations. All insurance premiums in respect of the insurance policies of the Group Companies are timely and fully paid and up-to-date.

21.3

All insurance policies of the Group Companies are in full force and effect at the Agreement Date, and the Group Companies maintains at least equally good insurance coverage at Closing. Closing does not affect the Group Companies' coverage under any of their insurance policies. No Group Company has done anything or omitted to do anything which makes or will make any such policy void, or which may result in any insurance company not making full payment for any otherwise rightful claim under such policies.

21.4

No Group Company has any pending or outstanding material insurance claims, or disagreements with any insurance provider, and no fact or circumstance exists which may give rise to a claim under any of the Group Companies' insurance policies.”.

22.	Tax

22.1

The Group Companies have in a timely manner filed all Tax returns and other mandatory submissions and information with the relevant Tax authorities. All information, assessments and calculations in such Tax returns and submissions are true, correct and complete. All Taxes payable by the Group Companies have been paid when due for payment, and the Group Companies have timely withheld and collected all Taxes as required by Applicable Law.

22.2

All Tax obligations of all Group Companies arising from any event or transaction occurring on or prior to the Locked Box Date have been paid prior to the Locked Box Date, or been accurately recognised as liabilities in the Locked Box Accounts. There will be no further Tax payable by any Group Company relating to any Tax period ending on or before the Locked Box Date other than Tax that has been paid or which is fully provided for in the Locked Box Accounts.

22.3

At the Locked Box Date, the Tax loss carry forward of each Group Company is equal to, or higher than, the amount of Tax loss carry forward recognised in its Tax returns for [2025] less any Tax loss carry forward used to cover Tax on any earnings of the Group in the period until the Locked Box Date.

22.4

The Group Companies are not resident for Tax purposes in any country other than the country of their respective incorporation, and have not in the last five (5) years prior to the Closing Date had any taxable presence, branch or permanent establishment in any other country, except for the branches in Azerbaijan and Romania. No claim has ever been made by a Governmental Body in a jurisdiction in which a Group Company does not file Tax returns that such Group Company is or may be required to file a Tax return in that jurisdiction.

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22.5	The Transaction does not result in any Tax obligation on any Group Company, reversal of previous Tax benefits or deductions, or in any change to the Taxes (or Tax rates) payable by any Group Company.

22.6

All transactions, transfers and other dealings between any Group Company and (a) any of its Affiliates (including, without limitation, any other Group Company) or any other entity which is deemed a related party of the relevant Group Company pursuant to Section 8-11 of the Norwegian Tax Administration Act (Norwegian: skatteforvaltningsloven) and Section 13-1 of the Tax Act; and (b) the different branches and permanent establishments of any Group Company, have been carried out on arms' length terms. There is no reason for any Governmental Body to make any adjustment to the terms of such transaction or arrangement for Taxation purposes.

22.7

Neither the Group Companies nor their assets are liable for any existing (actual or contingent) Tax obligation for which any Seller, its Affiliates or any Affiliates of the foregoing is the primary obligor. No Group Company has ever been a member of any group for VAT purposes with any Seller or its Affiliates.

22.8

No Group Company is party to any dispute or disagreement with any Governmental Body in relation to Taxes, and to the Sellers' Knowledge, there is no reason for any such dispute or disagreement. No Group Company has been notified of any Tax inspections or Tax audits, and to the Sellers' Knowledge, there is no reason for any Governmental Body to carry out any such inspection or audit.

22.9	No Group Company has been engaged in any activities that could be considered as Tax evasion.

23.	Environmental matters

23.1	Each Group Company;

(a)

operates, and has at all times operated, its business in compliance with all applicable environmental and climate laws and regulations (including regulations relating to human health, environment and work place conditions), and all judgements, orders and decrees issued by any Governmental Body for the protection of the environment and climate (including work places); and,

(b)	Each Group Company holds and complies, and has at all times held and complied, with the terms of all environmental and climate licenses required to operate its business.

23.2

No Group Company has received notice from any Governmental Body that it must change its way of business or operation to satisfy any requirements under any current or future environmental or climate laws or regulations, or any environmental or climate licenses. No Group Company is and, to the Seller’s Knowledge, no circumstances exist that will make the Group Companies be obligated to undertake any works or action, or to make any payments, to remedy or contain any existing risk, damage or harm to the environment or climate of any kind, or to undertake any investigation or monitoring to identify the need for any such works, actions or payments.

24.	Loans and grants

24.1

Except as Fairly Disclosed, no Group Company has any loans, other indebtedness in the nature of a loan or credit, or other finance or credit agreements. Complete and correct copies of all external loan agreements and other external agreements providing for debt financing of the Group Companies have been Fairly Disclosed.

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24.2	No Group Company has lent any amount, or given any credit, to any Person which is not a Group Company, which has not been repaid, except for ordinary trade credit in the Ordinary Course.

24.3

No Group Company has received any grant, subsidy or financial assistance from any Governmental Body in the last three (3) financial years. Each Group Company has at all times fulfilled all requirements for the subsidies or other governmental support received. None of the Group Companies are in breach of any of their obligations under such subsidies or support and are not required to repay and, to the Seller’s Knowledge, no circumstances exist that will make the Group Companies become ineligible for, such subsidies or support due to such breach or due to the Transaction.

25.	Compliance

25.1

Each Group Company is conducting and has for the last three years conducted its business in accordance with Applicable Law, including terms and conditions set out in any permit, license, consent, authorisation or approval from any Governmental Body ("Permits"), in all material respects.

25.2	Each Group Company holds all Permits required to conduct its business in the Ordinary Course operations as it is currently conducted.

25.3

Neither any Group Company nor any Person on behalf of any Group Company is or has been engaged in any transaction or dealing, directly or indirectly, or any activity, practice or conduct that would be in violation of Applicable Law relating to competition or antitrust.

25.4

Neither any Group Company nor any Person on behalf of any Group Company is or has been involved in any transaction, dealing, conduct or practice, which might constitute bribery, corruption, money laundering fraud, embezzlement, misappropriation of company funds, false accounting or other violation(s) of Applicable Law relating to these practices, including, to the extent applicable, the United States Foreign Corrupt Practices Act of 1977 and the UK Bribery Act 2010.

25.5	The Group Companies are and have at all times been in compliance with all Applicable Law concerning economic sanctions, customs, import, export, re-export, anti-boycott and other trade controls.

25.6

None of the Group Companies have conducted any business, transaction or business arrangement with or involving, country or territory or any Governmental Body or other Person which would be contrary to economic sanctions, customs, import, export, re-export, anti-boycott trade controls under Applicable Law.

25.7

Each Group Company complies in all material respects with all Applicable Law and its internal privacy policies relating to data protection and privacy, including but not limited to Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural Persons with regard to the processing of personal data and on the free movement of such data, and no notice alleging non-compliance with any such legislation or with any contractual undertakings has been received by any Group Company from any competent data protection authority or any data subject and, to the Sellers’ Knowledge, no such notice is threatened.

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25.8

No Group Company has received any notice that any investigation or inquiry is being conducted by any Governmental Body in respect of its affairs , nor is any Group Company conducting, or has any Group Company during the last five years conducted, any material internal investigation, whistleblowing investigation, voluntary disclosure or internal review concerning alleged bribery, corruption, sanctions/export control breach, money laundering, fraud, false accounting or other material compliance breach, except as Disclosed and, to the Sellers’ Knowledge, no circumstances exist which would give rise to such investigation or inquiry, voluntary disclosure or internal review.

25.9

No Group Company has, during the five years prior to the Agreement Date retained or used any sales agent, sponsor, intermediary, introducer, distributor, representative or other Person to obtain or retain business for any Group Company, or incurred any obligation to pay any commission, success fee or similar payment to any such Person, except as Fairly Disclosed.

26.	Intermediaries

26.1	No brokerage commission, finders' fee or similar compensation has been paid or will become payable by any of the Group Companies as a result of or in connection with the Transaction.

27.	Insolvency

27.1

Each of the Sellers and each Group Company is capable of paying its debts as they fall due and is not insolvent, nor do there to the Sellers' Knowledge exist any circumstances, which may cause any of them to become insolvent or incapable of paying its debts as they fall due. Neither any Seller nor any Group Company is subject to any legal proceedings before any Governmental Body with regard to claims for voluntary or involuntary dissolution, liquidation or bankruptcy, debt negotiations or appointment of trustee or liquidation board, and no such proceedings have been notified or threatened.

28.	Litigation

28.1

No Group Company is party to any litigation, criminal proceedings, arbitration or alternative dispute resolution proceedings, or material claim, and no Group Company has been notified of or threatened, or notified or threatened any other party, of any such proceedings. To the Seller’s Knowledge, there are no facts or circumstances likely to give rise to such litigation, criminal proceedings, arbitration or alternative dispute resolution proceedings or material claims.

29.	Disclosed Information

29.1

The Sellers and the Group Companies have compiled the documents and information in the Disclosed Information in good faith, acting with due care and with a view to present a true, accurate and fair view of the Group and its business. To the Sellers' Knowledge, the Disclosed Information is correct, complete and not misleading. To the Sellers' Knowledge, there are no facts or circumstances related to any Group Company or its business, assets or operations that have not been Fairly Disclosed, which reasonably could have been expected to be material for the Buyer, or which, if disclosed, would reasonably be expected to affect the willingness of a reasonable Person to purchase the Shares on the terms of this Agreement.

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